

Sascha Deri · 3rd

CEO at altE and bluShift Aerospace

Portland, Maine Metropolitan Area · 500+ connections ·

Contact info

 **bluShift Aerospace**

University of Southern Maine

Experience



Owner
bluShift Aerospace
Nov 2014 – Present · 6 yrs 6 mos
Boxborough, MA

Innovating low cost, environmentally friendly solutions for space exploration.



CEO
altE Store, Inc
Apr 1999 – Present · 22 yrs 1 mo
Boxborough, MA

Making Renewable Do-Able(tm)



Product Manager
ADC
2000 – 2002 · 2 yrs



Product Manager



Lucent Technologies · Full-time
1999 – 2000 · 1 yr
Holmdel, New Jersey, United States



Product Marketing Manager
NEC
1998 – 1999 · 1 yr

Education



University of Southern Maine
Bachelor's degree, Electrical and Electronics Engineering
1993 – 1996

Earlham College
Bachelor's degree, Physics
1989 – 1993
Activities and Societies: Student Body Treasurer, Amateur Radio, Radio DJ for WECI



